WORLD WASTE TECHNOLOGIES, INC.
13500 Evening Creek Drive North
Suite 440
San Diego, California 92128

(858) 391-3400

December 1, 2006

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Re:	World Waste Technologies, Inc. Registration Statement on Form S-1 Registration No. 333-136062

Ladies and Gentlemen:

On behalf of World Waste Technologies, Inc., a California corporation, the undersigned hereby requests that the Securities and Exchange Commission issue an order declaring the above-referenced Registration Statement effective at 9:00 a.m., Washington, D.C. time, on Monday, December 4, 2006, or as soon thereafter as is practicable.

World Waste Technologies, Inc. hereby acknowledges that:

1. Should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, that act will not foreclose the Commission from taking any action with respect to the filing;

2. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve World Waste Technologies, Inc. from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and

3. World Waste Technologies, Inc. may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
December 1, 2006

The undersigned understands that this request for acceleration will be considered a confirmation of its awareness of the undersigned’s obligations under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the public offering effected pursuant to the Registration Statement.

Very truly yours,

/s/ JOHN PIMENTEL
John Pimentel Chief Executive Officer World Waste Technologies, Inc.